



Ayinde Alakoye · 2nd

Keynote Speaker, TechCrunch Contributor, Obama Speechwriter, iheartradio App Creator, nēdl CEO ("2020 Startup to Watch")

Santa Monica, California · 500+ connections · **Contact info**

nēdl **nēdl**

J **Juniata College**

Providing services
Content Marketing
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Experience



CEO, Co-Founder
nēdl
Jan 2017 – Present · 3 yrs 5 mos
Santa Monica

Solves the audio content discovery problem with Real-Time Transcription Search and a unique end-to-end distribution platform.

  



Executive Board Member
Developers Alliance
Oct 2015 – Sep 2018 · 3 yrs



Founder

Hitch Radio, Inc.

May 2010 – Jul 2016 · 6 yrs 3 mos

Santa Monica, CA

Hitch Radio makes it ridiculously easy to share live broadcast Radio with your friends. It is the world's first instant messaging app for Radio.



Introducing Hitch Radio



Speechwriter/ Advisor to Presidential Candidate Barack Obama & VoteCore Head (Cleveland)

Obama for America

Feb 2007 – Feb 2009 · 2 yrs 1 mo

Cleveland, OH/ Las Vegas, NV/ Los Angeles, CA



Words I wrote for Presidential Candidate,...



Ayinde pictured with President Barack Obama

Founder, CEO

THUMB RADIO, Inc. (iheartradio app creation)

Nov 2003 – Dec 2007 · 4 yrs 2 mos

Thumb Radio was the first company to stream Clear Channel radio stations on a mobile phone thus creating the first iteration of the iheartradio app through a joint venture in 2007. Alakoye authored th idea of Clear Channel radio stations being centralized on one site/app through a chance meeting wit Clear Channel owner Randy Mays. Thumb Radio, named for how you used the software o ...see mor

Education



Juniata College

BA, Public Administration/ Marketing

Activities and Societies: NCAA Division I Men's Volleyball (EIVA Division III Champion)

Program of Emphasis: Public Administration/ Marketing



